EXHIBIT 99.1

Internet Gold - Golden Lines Will Issue An Additional NIS 55 Million
of its Series D Debentures in Exchange for NIS 17 Million
of Series B Debentures and NIS 34 Million of Series C Debentures

Ramat Gan, Israel, June 9, 2014 - Internet Gold - Golden Lines Ltd. (the "Company", "Internet Gold") (NASDAQ and TASE: IGLD), announced further to the Company's report dated June 5, 2014, that the Company completed today an additional private placement of NIS 55,688,388 par value of its Series D Debentures to certain institutional investors in Israel in exchange for NIS 17,498,350 par value and NIS 34,835,200 par value of its outstanding Series B Debentures and Series C Debentures, respectively.

The private placement was structured as an increase to the outstanding Series D Debentures of the Company, which were first issued in March 2014. Upon completion of the exchange offer, NIS 122,966,473 par value and NIS 697,853,372 par value in aggregate principal amount of the Series B Debentures and Series C Debentures, respectively, will remain outstanding. The Series B Debentures and Series C Debentures purchased by the Company will be cancelled and the remaining outstanding debentures of both series will continue to trade on the Tel Aviv Stock Exchange.

The terms of the newly issued Series D Debentures will be identical to the terms of the outstanding Series D Debentures. The newly issued Series D Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The exchange of the Debentures was conducted as a private placement to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933, have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

Midroog Ltd., an Israeli rating company affiliated with Moody’s, has previously awarded a local Baa1 stable rating for the newly issued Series D Debentures.

Doron Turgeman, CEO of Internet Gold commented: "We are very pleased by the vote of confidence that we received from the local capital market and the results of the bond exchange process that we completed during the last few days. Our debt structure is now better spread and we were able to improve our short and medium term debt repayment schedule, while extending its duration. As a result of the exchange we significantly improved our repayment schedules for each of the next six years."

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.